UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Superior Drilling Products, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

868153107

(CUSIP Number)

Mr. Reid Walker

3879 Maple Avenue, Suite #150

Dallas, Texas 75219

Telephone: 214-871-8618

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 868153107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Reid Walker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,200,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ 159,406[1]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%[2]
14	TYPE OF REPORTING PERSON IN

1

Reflects shares of Common Stock held by certain relatives of the Reporting Person or trusts established for the benefit of the Reporting Person’s children. The Reporting Person disclaims beneficial ownership of such shares of Common Stock pursuant to Rule 13d-promulgated under the Securities Exchange Act of 1934 (collectively, the “Disclaimed Shares”).

2	Based on 25,418,126 shares of common stock outstanding as of December 31, 2019, as reflected in the Issuer’s Annual Report on Form 10-K, filed on or about March 18, 2020.

STATEMENT ON SCHEDULE 13D

Filed Pursuant to Rule 13d-1(a)

ITEM 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Superior Drilling Products, Inc., a Utah corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1583 South 1700 East, Vernal UT 84078.

ITEM 2.	Identity and Background.

(a)	Name. The name of the Reporting Person is as follows:

Reid Walker (the “Reporting Person”)

(b)	Business Address. The business address of the Reporting Person is 3879 Maple Avenue, Suite #150, Dallas Texas 75219.

(c)	Occupation and Employment.

The Reporting Person is a private businessman and private investor.

(d) and (e)

Proceedings. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

The Reporting Person is a citizen of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person beneficially owns 2,200,000 shares of Common Stock over which he exercises sole voting and dispositive control. Such shares of Common Stock were acquired over time either (i) directly from the Issuer, (ii) in open market transactions, or (iii) in private transactions using the Reporting Person’s personal funds. The Reporting Person disclaims beneficial ownership of the Disclaimed Shares, and such Disclaimed Shares are not included in the number of shares reflected above as beneficially owned by the Reporting Person.

No shares of Common Stock held by the Reporting Person are pledged as security against any borrowed funds.

ITEM 4.	Purpose of Transaction.

The shares of Common Stock beneficially owned by the Reporting Person were acquired for investment purposes; however, the Reporting Person periodically reviews his investment in the Issuer and, based on a number of factors, including the Reporting Person’s evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s shares, the working capital needs of the Issuer, general economic and stock market conditions and other investment opportunities, the Reporting Person may, as described below, take such further actions determined by the Reporting Person as necessary to, among other things, maximize stockholder value. The Reporting Person and representatives of the Issuer engage in discussions, from time to time, with respect to general industry trends, proposed operational changes to the Issuer’s business operations, strategic business transactions and other matters the Reporting Person believes will increase and maximize stockholder value.

As noted above, the Reporting Person intends to aggressively monitor the progress and actions of the Issuer and take appropriate actions, without further notice or amendment hereto, to maximize stockholder value and improve the financial performance of the Issuer. Such actions under consideration by the Reporting Person include, but are not limited to, (i) seeking representation on the Issuer’s Board of Directors, (ii) acquiring or disposing of the Issuer’s stock in open market transactions or thru privately negotiated transactions with unaffiliated third parties (including, to the extent applicable, participating in private offerings or other transactions with the Issuer), (iii) proposing and exploring, either independently or jointly with one or more stockholders (including, without limitation, holders of the Disclaimed Shares), the Issuer’s entry into or pursuit of one or more strategic transactions including, but not limited to, (A) merger transactions or sale of underperforming assets, (B) engaging in capital restructuring or reorganizations, including recapitalization leveraging transactions, (C) going private transactions, and (D) considering the wind-down and liquidation of the Issuer if continuing market conditions do not permit the Issuer’s Common Stock prices to better align with the book value of the Issuer, (iv) restructuring and/or reforming the Issuer’s current management structure and compensation to better align management’s interests and compensation incentives with those of the stockholders, and (v) proposing changes to the Issuer’s charter, bylaws or other governing documents to accomplish any of the above items or to otherwise necessary to maximize stockholder value.

The Reporting Person does not currently have any definitive plans or proposals which would relate to or would result in the following activities, but, as reflected above, reserves the right to take the actions specified above if the Reporting Person determines such actions are appropriate:

•

the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, although the Reporting Person reserves the right to acquire or dispose of securities of the Issuer, from time to time, based on his evaluation of the Issuer and market conditions (as discussed above);

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•

any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

•

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above, or engage in any of the activities set forth above.

ITEM 5.	Interests in Securities of the Issuer.

(a)	Aggregate Number and Percentage of Securities.

As of the date of this Schedule 13D, the Reporting Person is deemed to beneficially own 2,200,000 shares of Common Stock of the Issuer (representing approximately 8.7% of the Issuer’s Common Stock).

(b)	Power to Vote and Dispose.

The Reporting Person has the sole voting and dispositive right over the 2,200,000 shares of Common Stock it holds in the Issuer. The Reporting Person does not share voting or dispositive control over such shares of Common Stock with any person. The Reporting Person does not have any voting or dispositive control over the Disclaimed Shares, and has no agreement with the holders thereof with respect to the voting or disposition of, or control over, such Disclaimed Shares.

(c)	Transactions Within the Past 60 Days.

The Reporting Person acquired a net aggregate of 1,176,655 shares of Common Stock in open market transactions during the past sixty (60) days as more particularly set forth in the table below:

Date of Acquisition/ Disposition	Number of Shares of Common Stock Acquired/<Disposed>	Price Per Share	Type and Manner of Acquisition
02/20/2020	8,277	$0.59	Open market purchase
02/20/2020	8,984	$0.60	Open market purchase
02/21/2020	3,250	$0.63	Open market purchase
02/21/2020	80	$0.64	Open market purchase

Date of Acquisition/ Disposition	Number of Shares of Common Stock Acquired/<Disposed>	Price Per Share	Type and Manner of Acquisition
02/21/2020	5,628	$0.65	Open market purchase
02/24/2020	2,207	$0.65	Open market purchase
02/26/2020	19,006	$0.60	Open market purchase
02/27/2020	21,506	$0.60	Open market purchase
02/28/2020	30,597	$0.60	Open market purchase
03/02/2020	2,120	$0.60	Open market purchase
04/13/2020	<269>	$0.49	Open market sale
04/13/2020	<10,300>	$0.44	Open market sale
04/16/2020	87,742	$0.30	Open market purchase
04/17/2020	168,137	$0.30	Open market purchase
04/20/2020	17,278	$0.26	Open market purchase
04/21/2020	57,150	$0.30	Open market purchase
04/22/2020	44,223	$0.30	Open market purchase
04/22/2020	5,367	$0.31	Open market purchase
04/22/2020	32,690	$0.32	Open market purchase
04/22/2020	4,600	$0.33	Open market purchase
04/22/2020	8,439	$0.34	Open market purchase
04/22/2020	19,414	$0.35	Open market purchase
04/22/2020	11,544	$0.36	Open market purchase
04/23/2020	6,376	$0.36	Open market purchase
04/23/2020	92,919	$0.39	Open market purchase
04/23/2020	1,050	$0.33	Open market purchase
04/23/2020	2,000	$0.34	Open market purchase
04/23/2020	4,003	$0.35	Open market purchase
04/23/2020	<51,845>	$0.44	Open market Sale
04/24/2020	136,557	$0.39	Open market purchase
04/24/2020	67,616	$0.41	Open market purchase
04/24/2020	31,757	$0.42	Open market purchase
04/24/2020	49,955	$0.43	Open market purchase
04/27/2020	15	$0.41	Open market purchase
04/27/2020	171,981	$0.43	Open market purchase
04/27/2020	6,164	$0.44	Open market purchase
04/27/2020	15,641	$0.45	Open market purchase
04/27/2020	22,715	$0.46	Open market purchase
04/27/2020	10,353	$0.47	Open market purchase
04/27/2020	8,060	$0.48	Open market purchase
04/27/2020	53,668	$0.49	Open market purchase

Except for the transactions reflected above, the Reporting Person has not effected any other transactions in the Issuer’s securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

(d)	Certain Rights of Other Persons.

Not applicable.

(e)	Date Ceased to be a 5% Owner

Not applicable.

ITEM 6.	Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

None.

ITEM 7.	Material to be Filed as Exhibits.

No.	Document

None.

After reasonable inquiry, and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Date: April 27, 2020

REPORTING PERSON:

/s/ REID WALKER
Reid Walker

Attention: Intentional misstatements or

omissions of fact constitute Federal

criminal violations (See 18 U.S.C. § 1001).

[Signature Page to Statement on Schedule 13D]

INDEX OF EXHIBITS

No.	Document

None